FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 09, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

MOBILE TELESYSTEMS (MTS) HAS LAUNCHED  A SEVEN-YEAR $400 MILLION BOND

Moscow, Russian Federation – 9 October, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile cellular operator in Russia, announces that it has successfully launched a $400 million seven-year bond.

On Wednesday, 8 October 2003, Mobile TeleSystems (“MTS”) launched a $400 million Reg S/144A bond (Eurobond) due 2010.  The issue was priced at par with a coupon of 8.375% payable semi-annually.  The bond will be issued through MTS’ 100% beneficially owned subsidiary, Mobile TeleSystems Finance S.A., a company organized under the laws of Luxembourg, and will be guaranteed by MTS.

The issue will be listed in Luxembourg and documented under New York law.

The proceeds of the bond are expected to be used to prepay certain loans obtained to finance certain capital expenditures and for general corporate purposes, including dividends, and, over time, to repay certain existing indebtedness incurred for the acquisitions of mobile operators in Russia and Ukraine.

The bond will be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act and in the United States to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

These materials are not an offer for sale of any securities of MTS in the United States.  Any securities offered by MTS in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

This communication is not an offer to any person in the United Kingdom, or an invitation to any person in the United Kingdom to make offers, to purchase any securities. This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents. Stabilization/FSA.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Vassily Sidorov
		Name:	Vassily Sidorov
		Title:	Acting President/CEO

Date: October 09, 2003